www.umc.com

Exhibit

Exhibit Description

99.1 Announcement on 2023/11/07: To clarify news reported by Commercial Times on November 7, 2023

99.2 Announcement on 2023/11/09: To announce the registration of capital reduction due to cancellation of the RSA

99.3 Announcement on 2023/11/16: UMC will attend investor conferences on 2023/11/22

99.4 Announcement on 2023/11/06: October Revenue

99.5 Announcement on 2023/11/10: the trading and pledge of UMC common shares by directors, executive officers and 10% shareholders of UMC

Exhibit 99.1

To clarify news reported by Commercial Times on November 7, 2023

1. Date of occurrence of the event: 2023/11/07

2. Company name: UNITED MICROELECTRONICS CORP.

3. Relationship with the Company (please enter “the company itself” or “subsidiaries”): the company itself

4. Reciprocal shareholding percentage: N/A

5. Name of the reporting media: Commercial Times, A14

6. Content of the report: Expected to return to double-digit growth in 2024

7. Cause of occurrence:

UMC did not announce any revenue forecast. Regarding to the Company’s financial and operating results, please refer to the public notice on MOPS.

8. Countermeasures: None

9. Any other matters that need to be specified: None

Exhibit 99.2

To announce the registration of capital reduction due to cancellation of the RSA

1. Date of the competent authority’s approval of capital reduction: 2023/11/08

2. Date of completion of capitalization change registration: 2023/11/08

3. Effect on the financial statements (including any discrepancy between the amount of paid-in capital and the no. of shares outstanding, and the effect on net worth per share):

(1) Before the capital reduction: The paid-in capital is NT$125,031,392,410; the shares outstanding are 12,503,139,241 shares; book value per share is NT$27.97

(2) After the capital reduction: The paid-in capital is NT$125,030,946,600; the shares outstanding are 12,503,094,660 shares; book value per share is NT$27.97

(Note: Net worth per share was calculated based on the consolidated financial statements for the third quarter of 2023 reviewed by CPA.)

4. Plan for expected share replacement operations: NA

5. Estimated no. of listed common shares after capital reduction and new issue: NA

6. Estimated no. of listed common shares as a percentage of issued common shares after capital reduction and new issue (No. of common shares after capital reduction/No. of issued common shares): NA

7. Countermeasures for poor circulation of equity if the aforesaid estimated no. of listed common shares does not reach 60 million shares and the percentage does not reach 25% after capital reduction: NA

8. Any other matters that need to be specified: None

Exhibit 99.3

UMC will attend investor conferences on 2023/11/22

1. Date of institutional investor conference: 2023/11/22

2. Time of institutional investor conference: 02:00 PM

3. Location of institutional investor conference: W Hotel Taipei

4. Outline of institutional investor conference:

The Company will attend the “Taiwan Corporate Day”, held by Citi.

5. Any other matters that need to be specified: None

Exhibit 99.4

United Microelectronics Corporation

November 6, 2023

This is to report the changes or status of 1) Sales volume, 2) Funds lent to other parties, 3) Endorsements and guarantees, and 4) Financial derivative transactions for the period of October 2023.

1)
Sales volume (NT$ Thousand)

Period	Items	2023	2022	Changes	%
October	Net sales	19,191,382	24,344,264	(5,152,882)	(21.17%)
Year-to-Date	Net sales	186,766,104	235,213,813	(48,447,709)	(20.60%)

2)
Funds lent to other parties (NT$ Thousand): None

3)
Endorsements and guarantees (NT$ Thousand)

Balance as of period end	This Month (actual amount provided)	Last Month (actual amount provided)	Limit of lending
UMC	10,572,380	10,557,950	157,354,746

Note: On February 22, 2017, March 7, 2018, October 24, 2018, July 24,2019, December 18, 2019, July 29, 2020, October 29, 2020, December 16, 2020, July 28, 2021, October 27, 2021, December 15, 2021, April 27, 2022, October 26, 2022, December 14, 2022, April 26, 2023 and July 26, 2023, the board of directors resolved to provide endorsement to USC(Xiamen)’s syndicated loan from banks for the amount up to CNY¥ 2,405 million.

4)
Financial derivatives transactions:

a Not under hedging accounting: NT$ thousand

UMC

Financial instruments	Option		Forwards	IRS
	Put	Call
Deposit Paid	0	0	0	0
Royalty Income (Paid)	0	0	0	0
Unwritten-off Trading
Contracts	0	0	0	0
Fair Value	0	0	0	0
Net profit (loss) from Fair Value	0	0	0	0
Written-off Trading
Contracts	0	0	360,448	0
Realized profit (loss)	0	0	(6,640)	0

Exhibit 99.5

United Microelectronics Corporation

For the month of October, 2023

This is to report 1) the trading of directors, executive officers and 10% shareholders of United Microelectronics Corporation (“UMC”) (NYSE: UMC); 2) the pledge and clear of pledge of UMC common shares by directors, executive officers and 10% shareholders of UMC;

1)
The trading of directors, executive officers and 10% shareholders

Title	Name	Number of shares as of September 30, 2023	Number of shares as of October 31, 2023	Changes
Senior Vice President Vice President	Chitung Liu Francia Hsu	4,900,217 2,555,000	3,900,217 1,439,000	(1,000,000) (1,116,000)
2)
The pledge and clear of pledge of UMC common shares by directors, executive officers and 10% shareholders:

Title	Name	Number of shares as of September 30, 2023	Number of shares as of October 31, 2023	Changes
--	--	--	--	--